Exhibit 99.1

AMENDED AND RESTATED SHAREHOLDER AGREEMENT

AMENDED AND RESTATED SHAREHOLDER AGREEMENT (this “Agreement”), dated as of August 30, 2024 by and between Maxeon Solar Technologies, Ltd., a Singapore public limited company (the “Company”) and Zhonghuan Singapore Investment and Development Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (together with its Affiliates that Beneficially Own Ordinary Shares, “TZE” or the “Shareholder”).

WHEREAS, the Company, TZE and certain other shareholders of the Company named therein entered into a Shareholders Agreement, dated as of August 26, 2020 (as amended and supplemented from time to time, the “Original Shareholders Agreement”), and prior to the date hereof, the Original Shareholders Agreement has terminated automatically with respect to such other shareholders pursuant to Section 12(b) thereof (and, as a result of such termination, such other shareholders no longer have any right to approve amendments of or any other rights under the Original Shareholders Agreement).

WHEREAS, the Company and TZE entered into a Forward Purchase Agreement, dated June 14, 2024 (the “Forward Purchase Agreement”), pursuant to which, among other things, the Company agreed to issue and sell to TZE and TZE agreed to purchase from the Company, subject to the terms and conditions of the Forward Purchase Agreement, Ordinary Shares (as defined below) of the Company (the “Forward Purchase Shares”) for an aggregate purchase price of US$100 million (the “Forward Purchase Investment”).

WHEREAS, as a condition to the closing of the Forward Purchase Investment, the Company and TZE desire to amend and restate the Original Shareholders Agreement in its entirety.

WHEREAS, in connection with the closing of the Forward Purchase Investment, the Company and the Shareholder wish for this Agreement to become automatically effective concurrently with the closing of the Forward Purchase Investment (the “Effective Time”).

WHEREAS, under Section 19 of the Original Shareholders Agreement, the Original Shareholders Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and the Shareholder (as defined therein). In addition, pursuant to Section 3(c)(viii) of the Original Shareholders Agreement, subject to the provisions of the Companies Act 1967 of Singapore, as amended (the “Act”), for so long as a Shareholder Beneficially Owns (as defined in the Original Shareholders Agreement) at least 15% of the outstanding ordinary shares in the capital of the Company, the Company shall not amend, modify or waive any of the provisions of the Original Shareholders Agreement without first obtaining Independent Director Approval (as defined in the Original Shareholders Agreement).

WHEREAS, on August 27, 2024, Independent Director Approval for the amendment of the Original Shareholders Agreement in accordance with the terms and conditions of this Agreement was obtained by the resolutions of the Independent Directors (as defined in the Original Shareholders Agreement), each of whom comprise the audit committee of the board of directors of the Company.

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree to amend and restate the Original Shareholders Agreement as follows:

Section 1. Definitions; Interpretation.

(a) Definitions. As used herein, the following terms shall have the following respective meanings:

(i) “Act” shall have the meaning set forth in the Recitals.

(ii) “Affiliate” means as to any Person, any other Person or entity who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person. For the avoidance of doubt, for purposes of this Agreement, the Shareholder shall not be deemed to be an Affiliate of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries shall be deemed to be an Affiliate of the Shareholder.

(iii) “Agreement” shall have the meaning set forth in the Preamble.

(iv) “Anti-Corruption Laws and Obligations” means, with respect to any party to this Agreement, (i) the laws, statutes, rules and regulations governing the activities of the Company or this Agreement which prohibit bribery and corruption and, where applicable, the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999, and such Convention’s Commentaries, and (ii) laws prohibiting bribery and corruption in the jurisdictions in which such party is organized or registered, carries out most of its business activities or is listed on a stock exchange or stock market, or in the jurisdiction in which the ultimate parent entity of such party is organized or registered, carries out most of its business activities or is listed on a stock exchange or stock market.

(v) “Beneficially Own” (and, with correlative meanings, “Beneficial Ownership” and “Beneficially Owned”) has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act, provided that, for purposes of this Agreement, the Shareholder shall, at any given time, be deemed to Beneficially Own all of the Ordinary Shares (i) it is then entitled to purchase under the Option, whether at such time or at the Option Expiration Date and (ii) issuable to the Shareholder on account of accrued interest for any completed interest period for which the Company has elected, by giving notice in accordance with the applicable indenture, to exercise a right under such indenture to pay such interest in Ordinary Shares for any Convertible Notes held by the Shareholder.

(vi) “Board” means the board of directors of the Company.

(vii) “Business Day” means a day that is not a Saturday, Sunday or day on which banking institutions in (i) New York, New York, (ii)  Beijing, People’s Republic of China or (iii) Singapore are authorized or required by law to close.

(viii) “CEO” means the Chief Executive Officer of the Company.

(ix) “Close Family Member” means, with respect to a Person, any member of the family of such Person: (i) that may be expected to exercise influence over such Person; or (ii) where the business of such family member (whether or not conducted through an entity or subsidiary) is influenced by such Person, including, in each case, any (a) children or dependents of such Person, (b) spouse or companion of such Person, or (c) children or dependents of the spouse or companion of such Person.

(x) “Company” shall have the meaning set forth in the Preamble and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

(xi) “Company Equity Plan” means any option or other equity benefit plan of the Company.

(xii) “Confidential Information” means all confidential and proprietary information (irrespective of the form of communication) obtained by or on behalf of the Shareholder from the Company or its representatives, through the ownership of Ordinary Shares or other securities of the Company or any of its Subsidiaries or the Shareholder’s governance rights pursuant to this Agreement, other than information which (i) was or becomes generally available to the public other than as a result of a breach of this Agreement by the Shareholder or its representatives, (ii) was or becomes available to the Shareholder or its representatives on a non-confidential basis prior to disclosure to the Shareholder or its representatives by or on behalf of the Company or its representatives, (iii) was or becomes available to the Shareholder or its representatives from a source other than the Company or its representatives, provided, that such source is not known by the Shareholder or its representatives to be bound by a confidentiality obligation to the Company with respect to such information at the time of its disclosure or (iv) is independently developed by or on behalf of the Shareholder or its representatives without the use of any Confidential Information.

(xiii) “Convertible Notes” means the Company’s (a) 6.5% Green Convertible Senior Notes due 2025, (b) Adjustable Rate Convertible Second Lien Senior Secured Notes due 2028, (c) Variable-Rate Convertible First Lien Senior Secured Notes due 2029 and (d) 9.0% Convertible First Lien Senior Secured Notes due 2029, in each case as any of the foregoing may be amended from time to time.

(xiv) “Convertible Securities” means any securities of the Company which are or by their terms will be convertible into, exchangeable for or otherwise exercisable to acquire Voting Securities, including convertible securities, warrants, rights or options to purchase Voting Securities whether or not then in the money.

(xv) “Director” means any director of the Company.

(xvi) “EBITDA” means, for any period, the total of the following calculated for Company and its Subsidiaries on a consolidated basis and without duplication, with each component thereof determined in accordance with the accounting principles applied by the Company in its good faith calculation of its financial results for such period: (a) consolidated net income; plus (b) any deduction for (or less any gain from) income, franchise or other taxes included in determining such consolidated net income; plus (c) interest expense deducted in determining such consolidated net income; plus (d) amortization and depreciation expense deducted in determining such consolidated net income; plus (e) any non-recurring charges and any non-cash charges resulting from application of the accounting principles applied by the Company in its good faith calculation of its financial results for such period insofar as the foregoing requires a charge against earnings for the impairment of goodwill and other acquisition related charges to the extent deducted in determining such consolidated net income and not added back pursuant to another clause of this definition; plus (f) any non-cash expenses that arose in connection with the grant of equity or equity-based awards stock to officers, directors, employees and consultants of the Company and its Subsidiaries and were deducted in determining such consolidated net income; plus (g) non-cash restructuring charges; plus (h) non-cash charges related to negative mark-to-market valuation adjustments as may be required by the accounting principles applied by the Company in its good faith calculation of its financial results for such period from time to time; plus (i) non-cash charges arising from changes in the accounting principles applied by the Company in its good faith calculation of its financial results for such period occurring after the date hereof; less (j)(1) non-cash adjustments related to positive mark-to-market valuation adjustments as may be required by the accounting principles applied by the Company in its good faith calculation of its financial results for such period from time to time and (2) any extraordinary gains; plus (k) any publicly disclosed amounts attributable to the incremental costs of above-market polysilicon in any period (however realized or incurred); and plus or minus, as appropriate (l) other quarterly cash and non-cash adjustments that are deemed by the Controller and Chief Financial Officer of the Company not to be part of the normal course of business and not necessary to reflect the regular, ongoing operations of the Company and its Subsidiaries and are reflected in adjusted EBITDA amounts publicly reported by the Company from time to time. As used in this definition, “non-cash charge” shall mean a charge in respect of which no cash is paid during the applicable period (whether or not cash is paid with respect to such charge in a subsequent period).

(xvii) “Effective Time” shall have the meaning set forth in the Recitals.

(xviii) “Equity Securities” means any and all (i) shares, interests, participations or other equivalents (however designated) of capital stock or other voting securities of a corporation, any and all equivalent or analogous ownership (or profit) or voting interests in a Person (other than a corporation), (ii) securities convertible into or exchangeable for shares, interests, participations or other equivalents (however designated) of capital stock or voting securities of (or other ownership or profit or voting interests in) such Person, and (iii) any and all warrants, rights or options to purchase any of the foregoing, whether voting or nonvoting, and, in each case, whether or not such shares, interests, participations, equivalents, securities, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

(xix) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

(xx) “Exchange Warrant Agreement” means that certain warrant agency agreement, dated June 20, 2024, by and between the Company and Computershare, Inc., as warrant agent, as the same may be amended or supplemented from time to time.

(xxi) “Exchange Warrants” means the warrants issued under and governed by the Exchange Warrant Agreement.

(xxii) “Forward Purchase Agreement” shall have the meaning set forth in the Recitals.

(xxiii) “Forward Purchase Investment” shall have the meaning set forth in the Recitals.

(xxiv) “Forward Purchase Shares” shall have the meaning set forth in the Recitals.

(xxv) “General Waiver” means the waiver granted by the SIC on January 30, 2020 with respect to the applicability of the Singapore Code to the Company in all cases except in the case of a tender offer (within the meaning of the Exchange Act) where the Tier I Exemption is available and the Company relies on the Tier I Exemption to avoid full compliance with the tender offer rules promulgated under the Exchange Act.

(xxvi) “Independent Director” means a director that satisfies both (i) any requirements to qualify as an “independent director” under the rules of any stock exchange or stock market on which the Ordinary Shares are then currently listed and (ii) the independence criteria set forth in Rule 10A-3 under the Exchange Act, for so long as such rule is applicable to the Company.

(xxvii) “Independent Director Approval” means the affirmative vote or written consent of a majority of the Independent Directors, duly obtained in accordance with the applicable provisions of the Company’s constitution and applicable law.

(xxviii) “Independent Shareholder” means any shareholder of the Company who is not (x) the Shareholder, an Affiliate of the Shareholder or an officer or director of the Shareholder or Affiliate or (y) an officer or director of the Company or any of its Subsidiaries.

(xxix) “Indebtedness” means (i) any obligation for borrowed money, (ii) any obligation evidenced by bonds, debentures, notes or other similar instruments, (iii) any obligation to pay the deferred purchase price of property or services (other than accounts payable and accrued expenses incurred in the ordinary course of business determined in accordance with accounting principles applied by the Company in its good faith calculation of its financial results for the period to which such Indebtedness is being calculated), (iv) any obligation with respect to capital leases, (v) any obligation created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company or any of its Subsidiaries, (vi) all reimbursement and other payment obligations, contingent or otherwise, in respect of letters of credit and similar surety instruments (including construction performance bonds), (vii) any obligation under currency, interest rate or other swaps and any hedging or other obligation under other derivative instruments other than any such swap, hedge or obligation under other derivative instruments that can be implemented by the Company’s management without Board approval pursuant to Company policy, (viii) any guaranty obligation with respect to the types of Indebtedness listed in clauses (i) through (vii) above, and (ix) non-recourse obligations but only to the extent secured by assets of the Company or any of its Subsidiaries.

(xxx) “LTM EBITDA” shall mean, as of any date, EBITDA for the most recently completed four fiscal quarters for which the Company’s financial statements are publicly available immediately preceding such date.

(xxxi) “New Securities” means Voting Securities or Convertible Securities, excluding securities issued pursuant to the exercise by the Shareholder of its rights pursuant to Section 6 and, to the extent the securities purchased by the Shareholder upon exercise of its rights pursuant to Section 6 are Convertible Securities, any securities issued upon exercise, conversion or exchange of such Convertible Securities.

(xxxii) “Nominating and Corporate Governance Committee” means the nominating and corporate governance committee of the Board, or another committee performing the functions of nominating or selecting individuals for election or appointment to the Board.

(xxxiii) “Nominating and Corporate Governance Committee Charter” means the charter of the Nominating and Corporate Governance Committee.

(xxxiv) “Ordinary Shares” means the ordinary shares issued from time to time in the capital of the Company, or any successor shares or class of shares in the capital of the Company or combination thereof.

(xxxv) “Option” means that certain amended and restated option agreement, dated May 30, 2024, by and between the Company and TZE granting TZE (or its designee) an option to purchase Ordinary Shares as set forth therein.

(xxxvi) “Option Expiration Date” shall have the meaning set forth in the Option.

(xxxvii) “Organizational Documents” means, with respect to any specified Person, the articles of association, the memorandum of association, the constitution, the certificate of incorporation, the by-laws or other equivalent corporate charter document(s) of such specified Person.

(xxxviii) “Original Shareholders Agreement” shall have the meaning set forth in the Recitals.

(xxxix) “Outstanding Indebtedness” means the aggregate amount, without duplication, of all outstanding Indebtedness of the Company and its Subsidiaries; provided that the amount of any non-recourse obligations shall only be included to the extent secured by assets of the Company or any of its Subsidiaries, and then only in the lesser of the amount of such non-recourse obligation or the book value of such assets.

(xl) “Person” means any natural person, company, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

(xli) “Physical Delivery Forward Transaction” means that certain privately negotiated forward-starting physical delivery forward transaction entered into on July 17, 2020 between the Company and Merrill Lynch International, as may be amended or supplemented from time to time.

(xlii) “Public Official” means any individual who is (A) an elected or appointed official of any government or state, (B) an employee or agent of any government or state, any department, body or agency thereof, or any company in which a government or state owns, directly or indirectly, a majority or controlling interest, (C) an official of a political party, (D) a candidate for public office, or (E) an official, employee or agent of any public international organization.

(xliii) “SEC” means the U.S. Securities and Exchange Commission.

(xliv) “Shareholder” shall have the meaning set forth in the Preamble.

(xlv) “SIC” means the Securities Industry Council of Singapore.

(xlvi) “Singapore” means the Republic of Singapore.

(xlvii) “Singapore Code” means the Singapore Code on Take-Overs and Mergers.

(xlviii) “Strategy and Transformation Committee” means the strategy and transformation committee of the Board, or such committee performing the functions of overseeing and implementing the strategic and transformation initiatives in accordance with its transformation plan as approved by the Board.

(xlix) “Subsidiary” means, with respect to any Person, any company, limited liability company, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such company or other legal entity.

(l) “Tier I Exemption” means the Tier I exemption set forth in Rule 13e-4(h) of the Exchange Act.

(li) “Transfer” (and, with correlative meanings, “Transferee”, “Transferor”, “Transferred” and “Transferring”) means, with respect to any Ordinary Shares, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer such Ordinary Shares, whether directly or indirectly (including pursuant to a derivative transaction), or agree or commit to do any of the foregoing and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation, or other transfer of such Ordinary Shares or any participation or interest therein or any agreement or commitment to do any of the foregoing.

(lii) “TZE” shall have the meaning set forth in the Preamble.

(liii) “TZE Designee” means any Director who has been designated by TZE pursuant to Section 2.

(liv) “TZE Designee Approval” means the affirmative vote or written consent of a majority of the TZE Designees, duly obtained in accordance with the applicable provisions of the Company’s constitution and applicable law.

(lv) “U.S.” means the United States of America.

(lvi) “Voting Securities” means the Ordinary Shares and any other securities of the Company having the power to vote in the election of members of the Board.

(b) Additional Definitions. Any capitalized term used in any Section of this Agreement (or in the Preamble or Recitals of this Agreement) that is not defined in this Section 1 shall have the meaning ascribed to it in such other Section (or in the Preamble or Recitals, as applicable).

(c) Rules of Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party. The headings and captions of this Agreement are for convenience of reference only and shall not define, limit or otherwise affect any of the terms hereof. Section references are to this Agreement unless otherwise specified and references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is excluded. If the last day of such period is a non-Business Day, the period in question ends on the next succeeding Business Day. For all purposes of this Agreement, unless otherwise expressly provided or the context otherwise requires:

(i) the term “or” is disjunctive but not exclusive;

(ii) the terms “hereof”, “herein” and “hereunder” and terms of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement;

(iii) the term “including” and terms of similar import when used in this Agreement are not limiting and mean “including without limitation” unless otherwise specified;

(iv) the term “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(v) the term “outstanding Ordinary Shares” and terms of similar import mean, at any given time, the total number of Ordinary Shares actually issued and outstanding as of such time but without regard to (x) any Equity Securities or other securities or instruments that are exercisable or exchangeable for or convertible into Ordinary Shares, including but not limited to any Convertible Notes or any Exchange Warrant, or (y) any Ordinary Shares that are at such time, or previously were, subject to or intended to be repurchased by the Company (whether or not such repurchase is subject to conditions) under the Physical Delivery Forward Transaction, unless expressly specified otherwise;

(vi) references to “day” mean a calendar day unless otherwise indicated as a “Business Day”;

(vii) references to “$” means U.S. dollars, the lawful currency of the United States of America; and

(viii) whenever the context requires, the gender of all words used herein shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural.

Section 2. Board of Directors.

(a) Board Size. Prior to the earlier of (i) satisfaction of each closing condition set forth in Annex 2 to the Forward Purchase Agreement (or the written waiver of such closing condition by the Company and TZE in their sole discretion, except for a waiver of the closing condition set forth in clause (a)(i) of such Annex 2) and (ii) December 31, 2024 (such earlier event, the “Specified Event”), for so long as the Shareholder Beneficially Owns at least 10% of the outstanding Ordinary Shares, the size of the Board shall be fixed at ten directors subject to requirements of applicable laws. After the occurrence of the Specified Event, for so long as the Shareholder Beneficially Owns at least 10% of the outstanding Ordinary Shares, the size of the Board shall, subject to Section 2(d), be fixed at nine directors subject to requirements of applicable laws.

(b) Initial Board and Post-Specified Event Board. As of the Effective Time, the Board shall initially consist of the following Directors (the “Initial Board”):

(i) five Directors designated by TZE as TZE Designees;

(ii) four Directors who are Independent Directors; and

(iii) the CEO,

The Company and the Board shall take all action necessary to cause the Initial Board to be appointed as of the Effective Time. Upon the occurrence of the Specified Event, the Board shall consist of five TZE Directors designated by TZE as TZE Designees, three Directors who are Independent Directors and the CEO and the Company and the Board shall take all action necessary to cause such persons to comprise the Board as of the time of occurrence of the Specified Event (the “Post-Specified Event Board”).

(c) Chairman. The Board shall elect a Director (other than the CEO) to serve as chairman of the Board.

(d) Designation of Directors. After the appointment of the Initial Board and the Post-Specified Event Board as set forth in Section 2(b), for so long as the Shareholder Beneficially Owns the applicable percentage of Ordinary Shares set forth below, the Shareholder shall have the right to designate, and the individuals nominated for election as Directors by or at the direction of the Board shall include:

(i) the lowest number of Directors representing a majority of the Directors on the Board, assuming no vacancies, so long as the Shareholder Beneficially Owns at least 50% of the outstanding Ordinary Shares;

(ii) three (3) Directors, so long as the Shareholder Beneficially Owns at least 25% of the outstanding Ordinary Shares but less than 50% of the outstanding Ordinary Shares;

(iii) two (2) Directors, so long as the Shareholder Beneficially Owns at least 15% of the outstanding Ordinary Shares but less than 25% of the outstanding Ordinary Shares; and

(iv) one (1) Director, so long as the Shareholder Beneficially Owns at least 10% of the outstanding Ordinary Shares but less than 15% of the outstanding Ordinary Shares.

In the event that the number of TZE Designee(s) exceeds the number of Designee(s) that TZE is entitled to designate pursuant to this Section 2(d) (such excess number of Designee(s) of TZE, its “Excess Designee(s)”), TZE shall as promptly as practicable cause a number of the TZE Designee(s) equal to its Excess Designee(s) to resign from the Board, and the Nominating and Corporate Governance Committee shall as promptly as practicable thereafter, in accordance with the Nominating and Corporate Governance Committee Charter, recommend to the Board an individual who would qualify as an Independent Director for election or appointment to the Board to fill the vacancy that is caused by each such resignation. The Board shall as promptly as practicable thereafter take all action necessary (and TZE shall cause the TZE Designees to promptly take all action necessary and shall vote all of its Voting Securities or, if applicable, consent in writing) to elect or appoint any such individual identified by the Nominating and Corporate Governance Committee, in accordance with the Nominating and Corporate Governance Committee Charter, to the Board.

(e) Election of Directors.

(i) The Company shall, to the fullest extent permitted by applicable law, cause each individual designated pursuant to Section 2(d) to be included in the slate of nominees recommended by the Board to the Company’s shareholders for election as Directors at each annual general meeting of the shareholders of the Company (and/or in connection with any election by written consent) and the Company shall use its reasonable best efforts to cause the election of each such individual as a Director, including nominating such individual to be elected as a Director as provided herein, recommending such individual’s election as a Director and soliciting proxies or consents in favor thereof. Without limiting the foregoing, at any general meeting of shareholders of the Company at which Directors are to be elected, the Company shall, in the sole discretion of TZE, either re-nominate for election to the Board each of the respective then-serving TZE Designees or nominate such other individuals that TZE may designate to the Company in writing.

(ii) At any general meeting of the shareholders of the Company at which Directors are to be elected, the Company shall re-nominate for election the then-serving CEO. TZE shall vote all of its Ordinary Shares in favor of electing the then-serving CEO to the Board.

(iii) Prior to the time that any individual designated pursuant to Section 2(d) or the CEO becomes a Director, such individual shall tender (and if a TZE Designee, TZE shall take all action to cause such TZE Designee to tender) a resignation letter to the Board to the effect that such individual will (A) in the case of a TZE Designee, unless otherwise agreed by the Board or the Nominating and Corporate Governance Committee, resign as a director effective as of the date on which the Shareholder designating such TZE Designee ceases to have the right to designate a Director pursuant to Section 2(d) or (B) in the case of the CEO, resign as a Director effective as of the date on which such individual no longer serves as CEO.

(iv) Each individual included in the slate of nominees recommended by the Board to the Company’s shareholders for election as Directors, other than a TZE Designee or the CEO, shall be an Independent Director and be selected by the Nominating and Corporate Governance Committee in accordance with the Nominating and Corporate Governance Committee Charter. The Board shall as promptly as practicable thereafter take all action necessary (and TZE shall cause the TZE Designees to promptly take all action necessary and shall vote all of its Voting Securities or, if applicable, consent in writing) to elect or appoint any such individual identified by the Nominating and Corporate Governance Committee, in accordance with the Nominating and Corporate Governance Committee Charter, to the Board.

(f) Replacement of Directors.

(i) In the event that (A) a vacancy on the Board is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of a TZE Designee (other than any Excess Designee(s)) designated by the Shareholder pursuant to Section 2(d) or designated by the Shareholder pursuant to this Section 2(f)(i) or (B) a TZE Designee designated by the Shareholder pursuant to Section 2(d) or designated by the Shareholder pursuant to this Section 2(f)(i) is not elected by the Company’s shareholders at a general meeting of the shareholders of the Company (or in connection with any election by written consent), in each case of clauses (A) and (B), the Shareholder shall have the right, to the extent permitted by applicable laws. to designate a replacement to fill such vacancy (which, in the case of clause (B), shall be an individual that is different from the Designee who was not elected by the Company’s shareholders at such general meeting). The Company shall, to the fullest extent permitted by applicable law, cause such vacancy to be filled by the individual so designated by the Shareholder, and the Board shall promptly take all action necessary to elect or appoint any such individual to the Board in accordance with the Act. Upon the written request of the Shareholder, the Company and the Board shall take all action necessary to remove from the Board, with or without cause, a TZE Designee, and to elect or appoint to the Board any individual designated by the Shareholder as provided in the first sentence of this Section 2(f)(i) to replace such TZE Designee. Any Director designated pursuant to this Section 2(f)(i) shall be considered to be a TZE Designee following such designation and election or appointment to the Board.

(ii) In the event that any Independent Director (other than an Independent Director holding the seat for which TZE was entitled to name a TZE Designee but for which TZE elected not to make any designation) or the CEO shall cease to serve as a Director for any reason, the Nominating and Corporate Governance Committee shall as promptly as practicable thereafter, in accordance with the Nominating and Corporate Governance Committee Charter, recommend to the Board an individual who meets the qualifications of an Independent Director or is the CEO, as applicable, for election or appointment to the Board to fill such vacancy, and the Board shall as promptly as practicable thereafter take all action necessary to elect or appoint any such individual identified by the Nominating and Corporate Governance Committee, in accordance with the Nominating and Corporate Governance Committee Charter, to the Board.

(g) Increase or Decrease in the Size of the Board. In the event that the size of the Board is increased or decreased at any time (other than in accordance with Section 2(a) of this Agreement), the number of Directors subject to designation by the Shareholder pursuant to Section 2(d) following such increase or decrease shall equal the product of the total number of Directors on the increased or decreased Board multiplied by the percentage of Directors on the Board subject to the Shareholder’s designation rights pursuant to Section 2(d) immediately prior to such increase or decrease, rounded down to the nearest whole number.

(h) Committees.

(i) Shareholder Representation. So long as the Shareholder has the right to designate at least one (1) Director (but less than a majority of the Directors) for election to the Board pursuant to Section 2(b) or Section 2(d), the Company shall, to the fullest extent permitted by applicable law, cause each committee of the Board to include in its membership at least one (1) TZE Designee except, (x) to the extent that such membership would violate applicable securities laws or the rules of the stock exchange or stock market on which the Ordinary Shares are then listed or (y) if the primary purpose of such committee is to consider any matter in which there is a potential conflict of interests between the Company (or any of its Subsidiaries), on the one hand, and the Shareholder (or any of its Affiliates), on the other hand, as determined by the members of the Board (excluding the Shareholder’s Designee(s)) in their reasonable judgment. So long as the Shareholder has the right to designate a majority of the Directors on the Board pursuant to Section 2(d), the Company shall, to the fullest extent permitted by applicable law, cause each committee of the Board to include in its membership a number of TZE Designees such that the TZE Designees constitute a majority of each committee except (A) to the extent that such membership would violate applicable securities laws or the rules of the stock exchange or stock market on which the Ordinary Shares are then listed and (B) in the case of the Nominating and Governance Committee, which shall include one (1) TZE Designee, which TZE Designee shall serve as the chairman of such committee.

(ii) Independent Director Representation. The Company shall, to the fullest extent permitted by applicable law, cause each committee of the Board to include in its membership at least one Independent Director, except to the extent that applicable securities laws or rules of the stock exchange or stock market on which the Ordinary Shares are then listed require a greater number of Independent Directors to be included in the membership of such committee, in which case the Company shall, to the fullest extent permitted by applicable law, cause such committee to include in its membership such greater number of Independent Directors.

(iii) Strategy and Transformation Committee. Prior to the occurrence of the Specified Event, the Strategy and Transformation Committee shall convene on a monthly basis to oversee and implement the strategic and transformation initiatives in accordance with the Company’s transformation plan as approved by the Board. Upon the occurrence of the Specified Event, the Strategy and Transformation Committee shall be dissolved (unless otherwise determined by majority vote of the Board following occurrence of the Specified Event).

(i) Compliance. The Shareholder shall use its reasonable best efforts to cause each of the TZE Designee(s) to comply with any qualification requirements for Directors set forth in the Company’s constitution, and all policies, procedures, processes, codes, rules, standards and guidelines applicable to Directors, including the Company’s code of business conduct and ethics, any related person transactions approval policy, any securities trading policies, any Directors’ confidentiality policy and any corporate governance guidelines, and preserve the confidentiality of the Company’s business information, including the discussions of matters considered in meetings of the Board or any committee thereof, at all times that such TZE Designee serves as a Director; provided, however, that the Company understands and agrees that, subject to the terms of Section 8, each TZE Designee may disclose information he or she obtains while serving as a member of the Board to TZE and TZE’s Affiliates and its and their respective directors, officers, employees and other representatives but without prejudice to the obligations owed by each TZE Designee as a Director to the Company.

(j) No Limitation. The provisions of this Section 2 are intended to provide the Shareholder with minimum Board representation rights as set forth herein.  Nothing in this Agreement shall prevent the Company from having a greater number of designees of the Shareholder on the Board than otherwise provided herein. In addition, nothing in this Section 2 shall be construed to prevent the Shareholder from choosing to designate a lesser number of designees on the Board than otherwise provided herein or pursuant to applicable law and the Company’s constitution.

(k) Laws and Regulations. Nothing in this Section 2 shall be deemed to require that any party hereto, or any Affiliate thereof, act or be in violation of any applicable provision of law, regulation, legal duty or requirement (including without limitation the requirements under the Act) or stock exchange or stock market rule.

(l) Board Approval. Except as otherwise provided in this Agreement and except for any action of any committee of the Board taken within the scope of the authority delegated to such committee by the Board (which actions shall require approval or consent of members of such committee in accordance with such committee’s charter), any action by the Board will require the approval or consent of a majority of the Directors present and competent to vote.

(m) Recusal. The Shareholder shall use its reasonable best efforts to cause each of the TZE Designees to recuse himself or herself from all deliberations of the Board and any committee thereof, and the Company shall have no obligation to provide such TZE Designee with any information, (i) regarding (A) any acquisition, disposition, investment or similar transaction that the Company or any of its Subsidiaries elects to pursue if the Shareholder or any of its Affiliates has one or more individuals serving, or is entitled to designate one or more individuals to serve, on the board of directors or body serving in similar function of any other Person who is competing with, or that is otherwise adverse to, the Company with respect to such transaction or (B) any other matter in which there is a potential conflict of interest between the Company (or any of its Subsidiaries), on the one hand, and the Shareholder (or any of its Affiliates), on the other hand, as determined by the members of the Board (excluding the TZE Designee(s)) in their reasonable judgment or (ii) when and to the extent required by applicable law.

(n) Fiduciary Duties of Directors. Nothing in this Section 2 or elsewhere in this Agreement shall be deemed to require any member of the Board (including any TZE Designee), the Board or any committee thereof to take any action or refrain from any action if such member, the Board or any committee thereof determines in good faith that taking such action or refraining from taking such action would be inconsistent with such member’s or the Board’s fiduciary duties to the Company’s shareholders under applicable law. Notwithstanding anything to the contrary set forth in this Agreement, the Shareholder acknowledges and agrees that each of the TZE Designees shall, so long as such TZE Designee serves as a member of the Board, be bound, in his or her capacity as a Director, by his or her or the Board’s fiduciary duties to the Company’s shareholders under applicable law.

(o) Director Indemnification. The Company shall at all times provide each TZE Designee (in his or her capacity as a member of the Board) with the same rights to indemnification and exculpation and the same coverage under any directors’ and officers’ insurance policies or fiduciary liability insurance policies that it provides to other members of the Board.

Section 3. Certain Actions.

(a) Shareholder Approval Matters. Subject to the provisions of Section 3(b) and the Act, without first obtaining the TZE Designee Approval, the Company shall not, and (to the extent applicable) shall not permit any Subsidiary of the Company to, take any of the following actions (each, a “Shareholder Approval Matter”):

(i) amend, modify or repeal any provision of the constitution of the Company or the Organizational Documents of a material Subsidiary;

(ii) merge, amalgamate or consolidate with or into, or enter into any other business combination with, any other entity, or transfer (by lease, assignment, sale or otherwise) all or substantially all of the Company’s and its Subsidiaries’ assets, taken as a whole, to another entity;

(iii) (A) acquire the equity interests, any business, properties or assets of any Person or invest in another Person or business, in one transaction or a series of related transactions or (B) sell, transfer, lease, pledge or otherwise dispose of assets, businesses or interests of the Company or any of its Subsidiaries or the shares or other equity interests of the Company or any of its Subsidiaries, in each case where the amount of consideration for any such acquisition or disposition (or series of related acquisitions or related dispositions) exceeds the greater of (x) 10% of the value of the Company consolidated assets as set forth on the Company’s most recent publicly available consolidated balance sheet and (y) 10% of the aggregate value of the outstanding Ordinary Shares, calculated as (1) the average of the daily volume weighted average trading price of an Ordinary Share on the NASDAQ Stock Exchange, or any other stock exchange or stock market on which the Ordinary Shares are then listed, over the thirty (30) consecutive trading day period immediately prior to the Company’s entry into a definitive agreement with respect to such acquisition or disposition multiplied by (2) the number of Ordinary Shares outstanding on such date;

(iv) incur any Indebtedness, unless the ratio of Outstanding Indebtedness to LTM EBITDA for the most recently completed four fiscal quarters for which the Company’s financial statements are publicly available immediately preceding the date on which such Indebtedness is proposed to be incurred would have been less than five (5), determined on a consolidated and pro forma basis as if the additional Indebtedness proposed to be incurred had been incurred at the beginning of such four-quarter period;

(v) declare or pay any cash or in-kind dividend, extraordinary or otherwise, to the shareholders of the Company, other than a quarterly dividend to the holders of Ordinary Shares in the ordinary course of business as approved by the Board, or redeem, repurchase or otherwise acquire any Ordinary Shares or other Equity Securities of the Company (other than in connection with the forfeiture of an award under a Company Equity Plan or as otherwise contemplated by a Company Equity Plan);

(vi) voluntarily dissolve or liquidate the Company or any of its Subsidiaries;

(vii) voluntarily file a petition for bankruptcy or receivership for the Company or any of its Subsidiaries, or fail to oppose any other Person’s petition for bankruptcy or any other person’s action to appoint a receiver of the Company or any of its Subsidiaries;

(viii) enter into or adopt any shareholder rights plan or other “poison pill” arrangement, or any amendment or termination thereof (other than the expiration by its terms);

(ix) change the size of the Board (other than in accordance with Section 2(a) of this Agreement); or

(x) enter into any agreement, arrangement or commitment to do any of the foregoing.

(b) Limitations with Respect to Shareholder Approval Rights. The requirement for TZE Designee Approval pursuant to Section 3(a) shall not apply, as to any matter considered for Board approval, at such time as (i) the TZE Designees (other than any TZE Designee recusing himself or herself from voting with respect to such matter) constitute a majority of the Directors on the Board voting with respect to such matter or (ii) the Shareholder no longer Beneficially Owns at least 20% of the outstanding Ordinary Shares.

(c) Independent Director Approval Matters. Subject to the provisions of the Act, for so long as the Shareholder Beneficially Owns at least 15% of the outstanding Ordinary Shares, the Company shall not, and (to the extent applicable) shall not permit any Subsidiary of the Company to, take any of the following actions without first obtaining Independent Director Approval:

(i) amend, modify or repeal any provision of the constitution of the Company or the Organizational Documents of a material Subsidiary;

(ii) enter into or consummate any transaction that, in the reasonable judgment of the Independent Directors, involves a conflict of interest between the Shareholder, on the one hand, and the Company or any of its Affiliates, on the other hand;

(iii) enter into or adopt any shareholder rights plan or other “poison pill” arrangement, or any amendment or termination thereof (other than the expiration by its terms);

(iv) approve or recommend the acceptance of a tender offer or exchange offer by the Shareholder or one or more of its Affiliates to purchase or exchange for cash or other consideration any Voting Security, or approve or recommend a merger of the Company or any of its Subsidiaries with the Shareholder or one or more of its Affiliates;

(v) amend, modify or waive any of the provisions of this Section 3 of this Agreement;

(vi) modify (including a failure to maintain current levels of coverage in any successor policy), or take any action with respect to, director’s and officer’s insurance coverage;

(vii) subject to the Act and the Company’s constitution, reduce the compensation of any Independent Director; or

(viii) enter into any agreement, arrangement or commitment to do any of the foregoing.

(d) Singapore Code; Prohibited Transactions. At any time at which the General Waiver is not in effect and the SIC has not otherwise issued a ruling that the Shareholder is not “acting in concert” with any other shareholder for the purposes of the Singapore Code, without limiting any of the other provisions set forth in this Agreement, the Shareholder shall not proceed with any transaction or acquisition of Ordinary Shares or take any other action that would require the Shareholder (if deemed to be acting in concert with any other shareholder for the purposes of this Section 3(d) only) to make a mandatory general offer under Rule 14 of the Singapore Code (any such transaction, acquisition or action, a “Prohibited Transaction”). If, notwithstanding the foregoing, the Shareholder proceeds with or undertakes a Prohibited Transaction, the Shareholder shall, subject to the Singapore Code and any requirements of the SIC and subject to the other provisions set forth in this Agreement, undertake all necessary steps (including by selling or transferring all or some of its Ordinary Shares) to ensure that such mandatory general offer would not be required to be made.

Section 4. Shareholder Secondees.

(a) Shareholder Secondees. For so long as the Shareholder Beneficially Owns 15% or more of the outstanding Ordinary Shares, it shall have the right to second five of its employees (or employees of its Affiliates) to the Company, after consideration of such candidates’ personal experience, recognized expertise and potential for synergistic contributions, in agreement with the CEO.

(b) Each employee of the Shareholder (or its Affiliates), seconded to the Company pursuant to this Section 4 shall remain an employee of the Shareholder (or its Affiliates). The Company shall be solely responsible for all compensation and benefits of such employees seconded to the Company pursuant to this Section 4, as reasonably agreed and reflected in the agreement executed among such secondee and/or the Shareholder employing such secondee and the Company as contemplated in the immediately following sentence, and, in each case, for all withholding, workers’ compensation and any other insurance and fringe benefits with respect to such secondees. No secondee may commence work until an appropriate agreement has been executed among such secondee and/or the Shareholder employing such secondee and the Company, which agreement is approved by the Independent Directors; provided that each such agreement shall address such matters not inconsistent with this Agreement as the Independent Directors shall require.

Section 5. [Intentionally Omitted.]

Section 6. Preemptive Rights.

(a) The Company shall not issue or agree to issue Ordinary Shares, other Equity Securities or any other securities of the Company that are convertible into or exercisable or exchangeable for Ordinary Shares (such securities, “Preemptive Securities”), unless, in each case, the Company shall have first given written notice (the “Preemptive Notice”) to the Shareholder that shall (i) state the Company’s intention to issue the Preemptive Securities (in each case, an “Initial Issuance”), the amount to be issued, the terms of such Preemptive Securities, the purchase price therefor and a summary of the other material terms and conditions of the proposed Initial Issuance, and (ii) offer (a “Preemptive Offer”) to issue to the Shareholder up to the such number of Preemptive Securities as the Shareholder has the right to acquire pursuant to Section 6(b) and as set forth in the Preemptive Notice (the “Offered Securities”) on the terms and conditions (including purchase price) set forth in the Preemptive Notice, which Preemptive Offer by its terms shall remain open and irrevocable for a period of twenty (20) Business Days from the date it is delivered by the Company to the Shareholder (the “Preemptive Period”) and, to the extent the Preemptive Offer is accepted during such Preemptive Period, until the closing of the Initial Issuance contemplated by the Preemptive Offer.

(b) The Shareholder shall be entitled to participate in each Initial Issuance on a pro rata basis by purchasing a number of Offered Securities in an amount equal to the product of (i) the total number of Preemptive Securities to be issued in the Initial Issuance multiplied by (ii) a fraction in which the numerator is the number of Ordinary Shares Beneficially Owned by the Shareholder (excluding any Ordinary Shares obtainable by the Shareholder on conversion of any Convertible Securities or exercise of any warrants held by the Shareholder until such Ordinary Shares are actually issued) and the denominator is the aggregate number of Ordinary Shares outstanding, in each case immediately prior to such Initial Issuance and on a fully diluted basis (such fraction, such Shareholder’s “Pro Rata Portion”).

(c) Notice of the Shareholder’s intention to accept a Preemptive Offer, in whole or in part, shall be evidenced by a writing signed by the Shareholder and delivered to the Company prior to the end of the Preemptive Period of such Preemptive Offer (each, a “Notice of Acceptance”), setting forth the portion of the Offered Securities that the Shareholder elects to purchase.

(d) Upon the closing of the Initial Issuance (which shall occur within twenty (20) Business Days after the end of the Preemptive Period, the Shareholder shall promptly purchase from the Company, and the Company shall issue to the Shareholder, the Offered Securities covered by the Shareholder’s Notice of Acceptance delivered to the Company by the Shareholder, on the terms and conditions (including purchase price) set forth in the Preemptive Offer. The purchase by the Shareholder of any Offered Securities is subject in all cases to the execution and delivery by the Company and the Shareholder of a purchase agreement relating to such Offered Securities in customary form and reflecting the price, terms and conditions set forth in the Preemptive Offer.

(e) In the event the Shareholder has elected to participate in an Initial Issuance and has timely delivered a Notice of Acceptance to the Company but any governmental approval(s) applicable to the Shareholder has prevented it from purchasing Offered Securities in the Initial Issuance, from the closing of the Initial Issuance through the three-month anniversary of the date thereof, the Shareholder shall have the right to purchase the amount of Offered Securities necessary for the Shareholder to Beneficially Own its Pro Rata Portion of the share capital of the Company on a fully diluted basis as if the Shareholder had participated in the Initial Issuance (the “Catch-Up Securities”). The Shareholder’s right to purchase Offered Securities pursuant to this Section 6(e) shall be satisfied pursuant to the following method: the Company shall reserve during the Initial Issuance and, upon the Shareholder’s receipt of the outstanding governmental approval(s), issue the Catch-Up Securities to the Shareholder on the same terms and conditions, including the same purchase price, as the Initial Issuance, provided, that, the Shareholder’s purchase price for the Catch-Up Securities shall be equal to the purchase price set forth in the Preemptive Offer plus interest accruing at a rate of 2.0% per annum from the date of the consummation of the Initial Issuance up to, but excluding, the date of such sale to the Shareholder. The purchase by the Shareholder of any Catch-Up Securities pursuant to this Section 6(e) is subject in all cases to the execution and delivery by the Shareholder, and the Company of a purchase agreement relating to such securities in customary form and reflecting the price (subject to adjustment as contemplated by the proviso to the foregoing sentence), terms and conditions set forth in the Preemptive Offer.

(f) The preemptive rights set forth in this Section 6 with respect to the Shareholder shall terminate at such time as the Shareholder no longer owns at least 10% of the outstanding Ordinary Shares.

(g) The provisions of this Section 6 shall not apply to issuances by the Company or any of its Subsidiaries as follows:

(i) the issuance of Ordinary Shares by the Company pursuant to the terms of the Convertible Notes, the Exchange Warrants, the Option and the Physical Delivery Forward Transaction;

(ii) the issuance of New Securities as consideration in an acquisition of a business or assets of a business which has been approved pursuant to Section 3(a)(iii) to the extent required;

(iii) the issuance or grant of New Securities pursuant to any option or other equity benefit plan of the Company or any of its Subsidiaries (such plan, a “Company Equity Plan”), including the issuance of New Securities upon the conversion, exercise, vesting or exchange of a Convertible Security that was issued or granted under a Company Equity Plan; or

(iv) the issuance of New Securities under a shareholder rights plan or other “poison pill” arrangement entered into or adopted by the Company (subject to Section 3(a) and Section 3(c)).

Section 7. Access and Information Rights.

(a) Without limiting, and in addition to, the rights of inspection provided under the Act, for so long as the Shareholder Beneficially Owns at least 10% of the outstanding Ordinary Shares, the Shareholder will, subject to the other provisions of this Section 7, be entitled to the following access rights with respect to the Company and its Subsidiaries:

(i) Upon the reasonable request of the Shareholder, the Shareholder shall be entitled to consult with and advise the Company’s CEO, President, Chief Financial Officer and Executive Vice Presidents (collectively, “Senior Management”) and other employees with respect to the Company’s business and financial matters, including Senior Management’s proposed annual operating plans, and, upon reasonable request, members of Senior Management will meet with representatives of the Shareholder at the Company’s and/or its Subsidiaries’ facilities (or such other locations as the Company may designate) at mutually agreeable times for such consultation and advice, including to review progress in achieving said plans. The Company agrees to give due consideration in good faith to the advice given and any proposals made by the Shareholder, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company and the Board (except, for the avoidance of doubt, as otherwise specifically set forth in this Agreement).

(ii) The Shareholder may, during normal business hours and upon seventy-two (72) hours’ advance written notice, inspect all financial books and business records, facilities, offices and properties of the Company and its Subsidiaries at reasonable times and intervals; provided, however, that the Company may restrict or otherwise prohibit access to (A) any portion of any documents or information to the extent that (x) any applicable law requires the Company or any of its Subsidiaries to restrict or otherwise prohibit access to such portion of any documents or information, (y) access to such portion of such documents or information would result in the waiver of attorney-client privilege, work product doctrine or other applicable privilege applicable to such portion of documents or information or (z) such portion of any documents or information includes confidential intellectual property, including trade secrets, or (B) any contract, agreements or other documents of the Company or any of its Subsidiaries to the extent such access would violate or cause a material default under, or give a third party the right to terminate or accelerate the rights under, such contract, agreement or other document. In the event that the Company does not provide access or information in reliance on the proviso in the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to the Shareholder in a way that would not violate the applicable law, contract, agreement, document or obligation, waive such a privilege or disclose such confidential intellectual property or trade secret.

(b) Without limiting the rights set forth in Section 7(a), for so long as the Shareholder Beneficially Owns at least 20% of the outstanding Ordinary Shares, Senior Management shall provide the Shareholder (i) the proposed annual budget of the Company for any fiscal year at least sixty (60) days before such proposed annual budget is submitted to the Board for approval (such proposed annual budget as approved by the Board, the “Approved Annual Budget”) and (ii) any proposed material amendment to, or deviation from, the Approved Annual Budget (it being understood that any immediate or future capital expenditure, in one or more installments, not included in the Approved Annual Budget that would be in excess of $10 million shall constitute such a material amendment or deviation) at least thirty (30) days before such proposed material amendment or deviation is submitted to the Board for approval. During such sixty (60)-day period or thirty (30)-day period, as applicable, members of Senior Management shall, upon the Shareholder’s reasonable request and subject to the other provisions of this Section 7, provide the Shareholder any information reasonably requested by the Shareholder and necessary for the Shareholder’s review of such proposed annual budget or material amendment or deviation of the Approved Annual Budget, as applicable, and meet with representatives of the Shareholder at mutually agreeable times to discuss, and consult with respect to, such proposed annual budget or proposed material amendment to, or deviation from, the Approved Annual Budget, as applicable. The Company agrees to give due consideration in good faith to the advice given and any proposals made by the Shareholder regarding such proposed annual budget or material amendment or deviation.

(c) Any consultation, meeting, inspection or investigation conducted by the Shareholder pursuant to Section 7(a) or Section 7(b) shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Any access to the facilities, offices or properties of the Company and its Subsidiaries granted pursuant to Section 7(a) shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing.

(d) For so long as the Shareholder Beneficially Owns at least 10% of the outstanding Ordinary Shares, the Company shall, subject to Section 8, provide the Shareholder with:

(i) as soon as practicable, and in any event within hundred and twenty (120) days after the end of each fiscal year (or such longer period as would be permitted under the rules and regulations promulgated under the Exchange Act), the audited consolidated financial statements of the Company for such fiscal year, which shall be prepared in accordance with International Financial Reporting Standards (“IFRS”) and accompanied by the report of the Company’s independent certified public accountants;

(ii) as soon as practicable, and in any event within ninety (90) days, after the end of each fiscal year, a business plan for the Company for the following five fiscal years;

(iii) as soon as practicable, and in any event within fifteen (15) Business Days after the end of each month, the unaudited consolidated financial statements for such month, which shall be prepared in accordance with IFRS; and

(iv) as soon as practicable, and in any event within fifty (50) days after the end of each of the first three fiscal quarters of each fiscal year of the Company, the unaudited consolidated financial statements for such quarter, which shall be prepared in accordance with IFRS;

provided, however, that, in each case of clauses (i), (ii) and (iii), the obligation of the Company to provide such information to the Shareholder shall be deemed satisfied and complied with to the extent such information has been made publicly available (including by filing or disclosing such information as required by applicable securities laws or rules of the stock exchange or stock market on which the Ordinary Shares are listed) within the applicable time period set forth above.

Section 8. Confidentiality. In furtherance of and not in limitation of any other similar agreement the Shareholder may have with the Company, from the Effective Time until the fifth (5th) anniversary of the termination of this Agreement, the Shareholder shall, and shall use its reasonable best efforts to cause each of the TZE Designees to, keep all Confidential Information confidential and not disclose any Confidential Information in any manner whatsoever; provided, that notwithstanding anything to the contrary in this Agreement, Confidential Information may be disclosed by the Shareholder or the TZE Designee(s) (a) to its Affiliates and its and their respective directors, officers, employees and other representatives, in each case, to the extent the Shareholder or the TZE Designee(s) believe in good faith that such Person needs to be provided such Confidential Information to assist the Shareholder in evaluating or reviewing its investment in the Company (provided, that (i) such Person is subject to an obligation to keep such information confidential and (ii) the Shareholder shall be responsible for any breach of this Section 8 by any such Person), (b) to a prospective Transferee who is subject to an obligation to keep such information confidential (provided, that the Shareholder shall be responsible for any breach of this Section 8 by such prospective Transferee) and (c) if the Shareholder has received advice from its legal counsel that it is legally compelled to make such disclosure to comply with applicable law (provided, that prior to making such disclosure pursuant to this clause (c), the Shareholder shall use its reasonable best efforts to preserve the confidentiality of the Confidential Information, including, if permitted by applicable law, (i) consulting with the Company regarding such disclosure, and (ii) if reasonably requested by the Company, assisting the Company, at the Company’s sole cost and expense, in seeking a protective order to prevent the requested disclosure, and provided, further, that the Shareholder, its Affiliates or its or their respective directors, officers, employees and other representatives, as the case may be, may disclose only that portion of the Confidential Information that is, based on the advice of its legal counsel, legally required or requested to be disclosed).

Section 9. Compliance.

(a) Each party to this Agreement undertakes and represents to the other parties that as of the date hereof: (i) any contract, license, concession or other asset contributed or likely to be contributed to the Company (or, in the case of the Company, to any of its Subsidiaries) (A) has been or will be procured in compliance with applicable law and (B) has been or will be obtained, and has been or will be transferred to the Company (or, in the case of the Company, to any of its Subsidiaries), without recourse to the use of unlawful payments; and (ii) except as contemplated by this Agreement or as may have been otherwise specified, none of its directors, officers or employees seconded to the Company (or, in the case of the Company, to any of its Subsidiaries) or likely to be involved in the supervision of the Company (or, in the case of the Company, the supervision of any of its Subsidiaries) is a Public Official or a Close Family Member of a Public Official.

(b) In connection with the transactions and activities contemplated by this Agreement, each party to this Agreement: (i) represents that it (and its directors and officers and, in the case of the Shareholder, its Affiliates and the directors and officers of its Affiliates or, in the case of the Company, its Subsidiaries and the directors and officers of such Subsidiaries) has not made, offered or authorized; and (ii) undertakes not to make, offer or authorize, any payment, gift, promise or other benefit, directly or indirectly, to any Person, for the purposes of bribery, or for the use or benefit of a Public Official, political party or any other Person to the extent such payment, gift, promise or benefit would be a violation of applicable Anti-Corruption Laws and Obligations or the undertakings and representations set out in this Section 9(b).

(c) The Company shall, and the Shareholder agrees and undertakes to exercise all of its voting rights to enable the Company to: (i) adopt, implement and comply with policies and procedures based on the principles set out in Schedule A hereto designed to ensure ethical commercial practices and to prevent violations of applicable Anti-Corruption Laws and Obligations, including all types of illegal payments, bribery and corruption; (ii) record and conserve accounting entries which accurately and reasonably reflect all transactions carried out by the Company and its Subsidiaries and the status of their respective assets; and (iii) organize and maintain a system for internally auditing accounting entries which is reasonably sufficient to detect and prevent any illegal payments, bribery or corruption.

Section 10. Duration of Agreement. This Agreement shall terminate automatically upon the first to occur of the following: (a) the dissolution, liquidation or winding up of the Company (unless the Company continues to exist after such dissolution, liquidation or winding up, including in another form); (b) the first date on which the Shareholder Beneficially Owns less than 10% of the outstanding Ordinary Shares; and (c) upon written agreement by the Company and the Shareholder.

Section 11. Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid, illegal and unenforceable to any extent by any court of law or arbitration tribunal of competent jurisdiction, (i) the remaining provisions of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by applicable law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by applicable law and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby.

Section 12. Arbitration. Each party hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated by this Agreement, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns will be referred to and finally resolved by binding confidential arbitration administered by the Singapore International Arbitration Centre in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (the “Administered Rules”) for the time being in force (which rules are deemed to be incorporated by reference in this Section 12), except as modified herein. The details of the arbitration will be as set forth in this Section 12. Unless otherwise agreed by the parties hereto in writing, any matter to be decided pursuant to this Section 12 will be decided by a panel of three arbitrators. The panel of three arbitrators will be chosen as follows: (i) within 15 days from the date of the receipt of the arbitration request (“Arbitration Request”), the party hereto submitting the Arbitration Request, on the one hand, and the two other parties hereto, on the other hand, will each name an arbitrator; and (ii) the two party-appointed arbitrators will thereafter, within 30 days from the date on which the second of the three arbitrators was named, name a third, independent arbitrator who will act as chairperson of the arbitral tribunal. In the event that the parties hereto fail to name an arbitrator within 15 days from the date of receipt of the Arbitration Request, then, upon written application by the parties hereto, that arbitrator will be appointed pursuant to the Administered Rules. In the event that the two party-appointed arbitrators fail to appoint the third independent arbitrator within the time frame specified above, then the third, independent arbitrator will be appointed pursuant to the Administered Rules. The arbitration will be conducted in English. Any document that a party hereto seeks to use that is not in English will be provided along with an English translation. The seat of arbitration will be Singapore. The arbitral award made and granted by the arbitrators shall be final, binding and incontestable, may be enforced by the parties against the assets of the other party wherever those assets are located or may be found and may be used as a basis for judgment thereon in Singapore or elsewhere.

Section 13. Governing Law. This Agreement will be governed by and construed and interpreted in accordance with the laws of the Singapore without regard to rules of conflicts of laws.

Section 14. Share Dividends, Etc. The provisions of this Agreement shall apply to any and all shares of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution for the Ordinary Shares, by reason of any share dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the shares of the Company as so changed.

Section 15. Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and each of their respective successors and permitted assigns. Except as otherwise expressly provided herein, no Person not a party to this Agreement, as a third-party beneficiary or otherwise, shall be entitled to enforce any rights or remedies under this Agreement. For the avoidance of doubt, in no event shall any holder of common stock or any other voting securities of the Shareholder, in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Independent Director Approval shall be sufficient, but (subject to Section 3(c)) not required or necessary, for the Company to exercise any or all of its rights under this Agreement (including any remedies available to the Company hereunder), or to enforce any or all obligations of the other parties hereto.

Section 16. Notices.

(a) All notices or other communications which are required or permitted hereunder shall be in writing and shall be deemed to have been given and received if (a) personally delivered, (b) sent by electronic mail (with confirmation of receipt by the recipient, which confirmation shall be promptly delivered by the recipient if so requested by the sender in the applicable notice or other communication) or (c) sent by internationally recognized overnight courier, in each case, addressed as follows:

(i) If to the Company, to:

Maxeon Solar Technologies, Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Center, 018981

Singapore

Attention:	Lindsey Wiedmann, Chief Legal Office
Email:	lindsey.wiedmann@maxeon.com

with copies (which shall not constitute notice) to:

White & Case

16th floor, York House, The Landmark

15 Queen’s Road Central

Hong Kong

Attention:	Jessica Zhou; Kaya Proudian
Email:	jessica.zhou@whitecase.com; kproudian@whitecase.com

(ii) If to the Shareholder, to:

Zhonghuan Singapore Investment and Development Pte. Ltd.

c/o TCL Zhonghuan Renewable Energy Technology Co., Ltd.

No. 10 South Haitai Road, Huayuan Industrial Park,

Xiqing District, Tianjin, China 300384

Attention:	REN Wei (Head of Investment Dept.); XIA Leon (Head of Legal Dept.)
Email:	renwei@tzeco.com; leon.xia@tzeco.com

Tel +86 22 23789766

Fax: +86 22 23788321

with copies (which shall not constitute notice) to:

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

Attention:	Chris Guhin; Jeff Lowenthal
Email:	chrisguhin@paulhastings.com; jefflowenthal@paulhastings.com

(b) Any such communication shall be deemed to have been received (a) when delivered, if personally delivered or sent by internationally recognized, overnight courier and (b) when delivered by or electronic mail, if such notice is sent prior to 5:00 P.M. in the time zone of the receiving party, on the date sent and, if such notice is sent after 5:00 P.M. in the time zone of the receiving party, on the Business Day after the date on which such notice is sent.

Section 17. Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and the Shareholder. No course of dealing between the Company or its Subsidiaries and the Shareholder or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party hereto to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 18. Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith, from and after the Effective Time.

Section 19. Assignment. This Agreement shall not be assigned or delegated by any party hereto without the prior written consent of the other parties hereto; provided that the Shareholder may assign or delegate this Agreement to an Affiliate of the Shareholder to which the Shareholder has Transferred Ordinary Shares if such Affiliate has agreed in writing to be bound by the terms of this Agreement as the Shareholder to the extent and for the duration that such terms remain in effect. Any purported assignment or delegation in violation of this Section 19 shall be void and of no effect.

Section 20. Specific Performance. Each party to this Agreement acknowledges that in addition to a right to damages, a remedy at law for any breach or attempted breach of this Agreement may be inadequate, and agrees that each other party to this Agreement shall be entitled to seek specific performance and injunctive and other equitable relief in case of any such breach or attempted breach.

Section 21. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts taken together shall constitute but one agreement.

Section 22. Other Agreement. The Shareholder shall not enter into any understanding, arrangement or agreement of any kind with any Person with respect to, directly or indirectly, any Voting Securities which is inconsistent with the provisions of this Agreement.

Section 23. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and other documents as any other party hereto reasonably may request in order to carry out the provisions of this Agreement and the consummation of the transactions contemplated hereby.

Section 24. Effectiveness of this Agreement. This Agreement shall become automatically effective (and shall supersede and replace the Original Shareholders Agreement) as of the Effective Time.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first written above.

Maxeon Solar Technologies, Ltd.

By:	/s/ Kai Strohbecke
	Name:	Kai Strohbecke
	Title:	Chief Financial Officer

Signature Page to Amended and Restated Shareholder Agreement

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first written above.

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ Shilong Qin
	Name:	Shilong Qin
	Title:	Director

Signature Page to Amended and Restated Shareholder Agreement

Schedule A

The following sets out the key principles of the Company’s compliance program and policies to be adopted and implemented to ensure compliance with applicable Anti-Corruption Laws and Obligations in connection with projects, activities and operations of the Company and its Subsidiaries.

1.	Prohibited Conduct

All activities of the Company and its Subsidiaries must be undertaken consistent with the requirements of applicable Anti-Corruption Laws and Obligations.

2.	Designation of Compliance personnel

The Company shall have a Compliance and Ethics Officer responsible for overseeing the development, adequate resourcing and staffing of, communication, implementation and enforcement of the Company’s compliance and ethics (“compliance”) program and its related policies.

3.	Development and implementation of a compliance risk mapping process

The Company shall undertake periodic compliance risk mapping to identify key risk points with respect to the Company’s and its Subsidiaries’ operations complying with applicable Anti-Corruption Laws and Obligations.

4.	Compliance policies

The Company shall develop, implement and maintain compliance policies and procedures, including the following :

(i)	Code of Conduct – a functional document applicable to all activities of the Company and its Subsidiaries, establishing the Company’s zero tolerance for corruption, fraud, anti-trust violations and influence peddling;

(ii)	A risk-based third party due diligence policy and procedures, which may include a formal Anti-Corruption Policy;

(iii)	Gifts, Hospitality, Donations and Corporate Social Responsibility Activities;

(iv)	Conflicts of Interest and Human Resources;

(v)	The Company will assess the need for additional compliance policies necessary to ensure that the activities of the Company and its Subsidiaries are in compliance with applicable Anti-Corruption Laws and Obligations.

5.	Risk-based compliance training and communication

The Company shall ensure that training is delivered in order that compliance risks are understood and properly managed.

6.	Mechanisms for reporting and responding to allegations or evidence of misconduct

The Company will implement adequate reporting mechanisms to allow for the reporting of concerns and/or violations. Such mechanisms should be consistent with local law and ensure that individuals are appropriately protected and do not suffer any retaliation. The Company will also ensure that reports are properly and timely investigated, and formulate appropriate and effective responses to credible evidence of misconduct (including, but not limited to, disciplinary sanctions, where necessary).